File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

Press Release June 3rd, 2008

Diamyd kicks off recruitment campaign for Phase III in the US

Diamyd Medical AB (publ.) initiates the campaign for Phase III recruitment in the US, by exhibiting at the ADA conference in San Francisco 6th – 10th of June 2008.

ADA, American Diabetes Association 68th Scientific Sessions, is the world's largest exposition of diabetes-related products, services, and technology. More than 13,000 top scientists, physicians and other health care professionals from around the world will share cutting-edge research, treatment recommendations and advances toward a cure for diabetes.

"The ADA conference is an excellent opportunity for us to meet and talk to specialists in our field" says **Elisabeth Lindner**, President and CEO of Diamyd Medical. "We are focusing on information to specialists about the Phase III trials for the therapeutic diabetes vaccine Diamyd®, and we are also marketing Diamyd Medical and strengthening our brand as a committed diabetes company".

Also attending the ADA conference is **Professor Jerry Palmer**, Lead Investigator for the Diamyd® Phase III trial in the US. Professor Palmer will chair a session called "Type 1 Diabetes Prevention".

For more information, please contact:
Elisabeth Lindner, President and CEO Diamyd Medical AB, elisabeth.lindner@diamyd.com
Phone: +46-8-661 00 26

For pictures and press material, please contact:
Sonja Catani, Chief Communications Officer Diamyd Medical AB, sonja.catani@diamyd.com
Phone: +46-8-661 00 26

This information is disclosed in accordance with the Securities Markets Act, the Financial Instruments Trading Act or demands made in the exchange rules.

Diamyd Medical is a Swedish biopharmaceutical company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The company's most advanced project is the GAD-based drug Diamyd® for type 1 diabetes and for which Phase III trials have been initiated in both the US and Europe. Furthermore the company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The company has also out-licensed the use of GAD for the treatment of Parkinson's disease.

Diamyd Medical has offices in Sweden and in the US. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQX in the US (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the company's web site: www.diamyd.com.

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Diamyd Medical AB (publ.)
Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, Fax: +46 8 661 63 68
E-mail: info@diamyd.com. VAT no: SE556530-142001.
(www.omxnordicexchange.com ticker: DIAM B; www.otcqx.com ticker: DMYDY)

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

Press Release June 9, 2008

Diamyd's warrant is listed for trading on First North

Diamyd Medical AB (publ.) executed a direct placement on April 18th 2008, where each issued new share was accompanied by a one year warrant with a subscription price of SEK 100. These warrants will now be listed on the market place First North.

In connection with this, Mangold Fondkommission AB assumes the role of liquidity provider for the Diamyd Medical B share as well as the warrant. In order to be able to act as liquidity provider, Mangold will borrow 4000 B shares from Diamyd Medical's Chairman Anders Essen-Möller. The first day of trading with the warrant on First North is expected to be June 10, 2008.

For more information, please contact:
Elisabeth Lindner, President and CEO Diamyd Medical AB, elisabeth.lindner@diamyd.com
Phone: +46-8-661 00 26

For pictures and press material, please contact:
Sonja Catani, Chief Communications Officer Diamyd Medical AB, sonja.catani@diamyd.com
Phone: +46-8-661 00 26

Diamyd Medical is a Swedish biopharmaceutical company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The company's most advanced project is the GAD-based drug Diamyd® for type 1 diabetes and for which Phase III trials have been initiated in both the US and Europe. Furthermore the company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The company has also out-licensed the use of GAD for the treatment of Parkinson's disease.

Diamyd Medical has offices in Sweden and in the US. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQX in the US (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the company's web site: www.diamyd.com

Diamyd Medical AB (publ.)
Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, Fax: +46 8 661 63 68
E-mail: info@diamyd.com. VATno: SE556530-142001.
(www.omxnordicexchange.com ticker: DIAM B; www.otcqx.com ticker: DMYDY)

END